UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay

Grand Cayman KY1-9009

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

The information contained in this Form 6-K and any exhibits hereto shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-282263).

Moolec Announces New Controlling Shareholder Strengthening Capital Position and Supporting Growth

On April 1, 2026, Agriculture Investment Group Corp. (“AIGC”) became the controlling shareholder of Moolec Science SA (the “Company”), holding 65.1% of the Company’s outstanding shares following the partial conversion of its preference shares into ordinary shares (the “Conversion”). The Conversion was effected pursuant to the terms of the Subscription Agreement, dated December 9, 2024 (as amended and restated on June 16, 2025), between Bioceres Group Limited and AIGC, following completion of the business combination through which Bioceres Group Limited became a subsidiary of the Company.

As a foreign private issuer, we have elected to follow home country practice in lieu of Nasdaq’s requirement to obtain shareholder approval prior to the issuance of securities in connection with transactions resulting in a change of control, as permitted by Rule 5615(a)(3).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Moolec Science SA
(registrant)

Date: April 2, 2026	By:	/s/ Alejandro Antalich
	Name:	Alejandro Antalich
	Title:	Chief Executive Officer

2